1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD GOLDBERG richard.goldberg@dechert.com +1 212 649 8740 Direct +1 212 698 0640 Fax

December 27, 2010

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561
Attention: John Dana Brown, Justin Dobbie

Re:     Greektown Superholdings, Inc.
Amendment No. 4 to Form S-4
Filed December 27, 2010
File No. 333-169476

Ladies and Gentlemen:

Greektown Superholdings, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 4 to the Company’s Registration Statement on Form S-4 originally filed with the Commission on September 17, 2010 (“Amendment No. 4 to Form S-4”). On behalf of the Company, we respond to the comment raised by the staff of the Commission (the “Staff”) in the letter dated December 20, 2010, from Justin Dobbie to George Boyer, Executive Chairman of the Board of the Company. For your convenience, the Staff’s comment is included in this letter and is followed by the Company’s response. To aid and supplement the Staff’s review, we are also providing supplementally marked copies of the revised version of Amendment No. 4 to Form S-4 filed today showing changes made from Amendment No. 3 to the Form S-4 filed on December 15, 2010.

Exhibit 5.1 – Opinion of Dickinson Wright PLLC

1.    We note your response to our prior comment four. Please delete the third to last paragraph or advise. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the notes are not in a position to perform such an investigation or verification.

Response:

The opinion has been revised to incorporate this comment.

United States Securities and Exchange Commission December 27, 2010 Page 2

Based on my conversation with Mr. Dobbie on December 23, 2010, the Company will also file today on EDGAR correspondence seeking that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 9:00 a.m. on December 29, 2010, or as soon thereafter as practicable.

If you have any questions, please feel free to contact the undersigned by telephone at 212.649.8740. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Richard A. Goldberg
Richard A. Goldberg
Partner

cc: George Boyer
      Executive Chairman of the Board
      Greektown Superholdings, Inc.
      555 East Lafayette
      Detroit, Michigan 48226